APPLIED ENERGETICS, INC.

2480 W Ruthrauff Road, Suite 140Q

Tucson, AZ 85705

June 19, 2019

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Acceleration of Effective Date

Applied Energetics, Inc.

Registration on Form S-1/File No. 333-231885

Dear Sir or Madam:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request acceleration of the effective date of the registration statement on Form S-1 of Applied Energetics, Inc.  We request an effective date of Monday, June 24, 2019 at 9:00 a.m. Eastern time or as soon thereafter as practicable.

We confirm that we are aware of our obligations under the Act.  We hereby acknowledge that:

  -  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  -  the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  -  the company may not assert this action as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Applied Energetics, Inc.

By:	/s/ Gregory J. Quarles
Gregory J. Quarles
Chief Executive Officer

cc:	Beverly Singleton